Tembec Inc.
C.P. 5000
Témiscaming (Québec) Canada
J0Z 3R0
PRESS RELEASE

Source:	Tembec Inc.

Contacts:	Michel J. Dumas	John Valley
	Executive Vice President,	Executive Vice President,
	Finance & CFO	Business Development & Corporate Affairs
	Tel: 819-627-4268	Tel: 416-775-2819
	E-mail: michel.dumas@tembec.com	E-mail: john.valley@tembec.com

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS FOURTH QUARTER
AND YEAR ENDED SEPTEMBER 29, 2007

Montreal, Quebec, November 21, 2007: Consolidated sales for the fourth quarter ended September 29, 2007 were $675 million, down from $781 million in the comparable period last year. The Company generated net earnings of $22 million or $0.25 per share compared to a net loss of $52 million or $0.62 per share in the corresponding quarter ended September 30, 2006, and a net loss of $164 million or $1.91 per share in the previous quarter. Earnings before unusual items, interest, income taxes, depreciation, amortization and other non-operating expenses (EBITDA) was $23 million, as compared to EBITDA of $26 million a year ago and up from EBITDA of $4 million in the prior quarter.

The September 2007 quarterly financial results include an after-tax gain of $71 million or $0.83 per share relating to the gain on translation of foreign debt. After adjusting for this item and certain other items, the Company would have generated a net loss of $51 million or $0.60 per share. This compares to a net loss of $43 million or $0.51 per share in the corresponding quarter ended September 30, 2006 and a net loss of $76 million or $0.88 per share in the previous quarter. The impact of specific items on the Company’s financial performance is discussed further in the Management Discussion and Analysis (MD&A) of its financial results.

For the fiscal year ended September 29, 2007, sales were $2.8 billion as compared to $3.0 billion in the prior year. The Company generated a net loss of $49 million or $0.58 per share compared to a net loss of $292 million or $3.41 per share in fiscal 2006. EBITDA increased to $65 million from $42 million a year ago.

The fiscal 2007 annual financial results include an after-tax gain of $124 million or $1.45 per share on the translation of its US $ denominated debt and an after-tax gain of $185 million or $2.16 per share related to the refund of lumber duties and interest thereon. After adjusting for these items and certain other items, the Company would have generated a net loss of $152 million or $1.79 per share. This compares to a net loss of $252 million or $2.94 per share in the prior year.

Business Segment Results

The Forest Products segment generated negative EBITDA of $13 million on sales of $203 million. This compares to negative EBITDA of $21 million on sales of $212 million in the prior quarter. The sales decrease of $9 million was caused primarily by lower shipments of SPF lumber. US $ reference prices for random lumber increased by approximately US $5 per mbf while stud lumber decreased by US $1 per mbf. Currency negatively impacted sales as the Canadian $ averaged US $ 0.957, a 5% increase from US $ 0.913 in the prior quarter. The currency impact was offset by higher average net sales values. Given the relatively soft lumber market conditions, the Company has made a decision to reduce the quantity of lower grade lumber produced in its sawmills. The net price effect was an increase in EBITDA of $1 million or $3 per mbf. Margins were positively impacted by lower operating costs. During the quarter, the Company incurred $5 million of lumber export taxes, unchanged from the prior quarter. Lumber export taxes are payable based on the 2006 agreement between Canada and the United States. Applicable export tax rates vary based upon selling prices. During the September quarter, the Company incurred a tax of 5% on Eastern shipments and 15% on Western shipments, unchanged from the prior quarter.

The Pulp segment generated EBITDA of $51 million on sales of $369 million for the quarter ended September 2007 compared to EBITDA of $33 million on sales of $380 million in the June 2007 quarter. Lower effective Canadian $ selling prices combined with lower shipments generated the $11 million decline in sales. Reflecting the strength of the pulp market, inventories were at 19 days of supply at the end of September, down from 20 days at the end of the prior quarter. US $ reference prices increased for all grades of pulp. The increases in US $ reference prices were not enough to offset the negative impact of the stronger Canadian $. The net price effect was a decrease of $8 per tonne, decreasing EBITDA by $4 million. Margins were assisted by lower manufacturing costs. The summer months have lower energy costs and lower maintenance downtime. In the prior quarter, the Company had taken 13,700 tonnes of maintenance downtime compared to only 1,300 tonnes in the September 2007 quarter. While the local currency costs of the French pulp mills declined in Euros, the stronger Canadian $ resulted in a further reduction of $4 million in reported Canadian $ manufacturing costs.

The Paper segment generated negative EBITDA of $10 million on sales of $116 million. This compares to negative EBITDA of $1 million on sales of $128 million in the prior quarter. The sales decrease of $12 million was due to lower effective prices. The US $ reference price for newsprint declined by US $25 per tonne while the reference price for coated bleached board increased by US $20 per short ton. The stronger Canadian $ also negatively impacted selling price. The net price effect was a decrease of $54 per tonne, decreasing EBITDA by $9 million. Manufacturing costs remained relatively unchanged from those of the prior quarter. The Company incurred 3,500 tonnes of market related downtime in the September 2007 quarter, up from 900 tonnes of maintenance downtime in the June 2007 quarter. In June 2007, the Company announced that the paper mill located in St. Francisville, Louisiana, would be indefinitely idled as of the end of July. The Company has not identified a feasible restructuring plan to resume operations at the facility. The assets, liabilities and financial results of the St. Francisville operation have been reclassified as discontinued operations.

Other

Liquidity at the end of September 2007 was $217 million, consisting of $14 million of cash and $203 million of unused operating lines of credit. The Company continues with initiatives to improve liquidity. The target for 2007 was to generate $100 million of additional liquidity through a combination of asset sales and increased working capital facilities. To date, a total of $103 million has been generated through these initiatives.

The Company is exploring strategic alternatives to improve its capital structure and enhance liquidity. Strategic alternatives under consideration include non-core asset sales, cost reduction initiatives, refinancing or repayment of debt and issuance of new debt or equity. The review of strategic alternatives is being undertaken by Tembec’s management and is being overseen by the Special Committee for Strategic Purposes and the Board of Directors. BMO Capital Markets is providing financial advice to Tembec. The Company remains focused on improving its operations in the context of a relatively difficult environment for forest products, while retaining a collaborative relationship with its customers, suppliers, and employees.

Outlook

Overall, the September quarterly operating results were in line with the Company’s expectations. The rapid appreciation of the Canadian $ and the Euro versus the US $ negatively impacted all of the Company’s business segments. Lumber and newsprint prices, when converted to Canadian $, are at trough levels. Looking ahead, pulp markets are expected to remain strong and price increases have already been announced for the December quarter. Newsprint and lumber will continue to be challenging as producers will need to adapt to relatively weak demand fundamentals. As for the Company, it will continue to focus on controllable items such as costs and operating efficiency, the key elements of its recovery plan. Management will also be expending considerable efforts to work with its financial advisors to develop and review potential strategic alternatives to address its current leveraged capital structure.

Tembec is a large, diversified and integrated forest products company. With operations principally located in North America and in France, the Company employs approximately 9,000 people. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

This press release includes "forward-looking statements" within the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as "anticipate", "estimate", "expect", " will" and "project" or variations of such words. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in our periodic filings with securities regulatory authorities in Canada and the United States. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management’s Discussion and Analysis
for the quarter ended September 29, 2007

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec’s financial performance during its fourth fiscal quarter ended September 29, 2007. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended September 29, 2007 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 30, 2006, included in the Company’s Annual Report. All references to quarterly or Company information relate to Tembec’s fiscal quarters. EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-GAAP (Generally Accepted Accounting Principles) financial measures. As they have no standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. Non-GAAP financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A contains "forward-looking statements" within the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as "anticipate", "estimate", "expect", "will" and "project" or variations of such words. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in our periodic filings with securities regulatory authorities in Canada and the United States. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The information in this report is as at November 21, 2007, the date of filing in conjunction with the Company’s press release announcing its results for the fourth fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

OVERVIEW

	Quarterly Results ($ millions)
	Fiscal 2006				Fiscal 2007
	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07
Sales	703	745	787	781	649	714	712	675
Freight and sales deductions	85	88	93	96	75	80	83	78
Lumber export duties / taxes	6	11	10	8	3	5	5	5
Cost of sales	599	591	627	617	526	570	585	537
SG&A	36	35	38	34	31	35	35	32
EBITDA	(23)	20	19	26	14	24	4	23
Depreciation & amortization	50	50	43	42	45	43	41	44
Unusual items	-	169	(4)	17	(217)	(4)	(3)	(3)
Operating earnings (loss)	(73)	(199)	(20)	(33)	186	(15)	(34)	(18)
Interest, foreign exchange & other	17	9	43	37	(14)	36	53	43
Exchange loss (gain) on long-term debt	(6)	3	(54)	(7)	61	(13)	(111)	(86)
Pre-tax gain (loss)	(84)	(211)	(9)	(63)	139	(38)	24	25
Income tax (recovery)	(24)	(31)	(6)	(11)	(4)	(1)	3	3
Share of related company loss (gain)	-	-	1	(1)	(1)	(2)	2	-
Net earnings (loss) from continuing operations	(60)	(180)	(4)	(51)	144	(35)	19	22
Earnings (loss) from discontinued operations	(14)	19	(1)	(1)	(6)	(10)	(183)	-
Net earnings (loss)	(74)	(161)	(5)	(52)	138	(45)	(164)	22

DISCONTINUED OPERATIONS

In February 2006, the Company sold its oriented strandboard (OSB) mill in Saint-Georges-de-Champlain, Quebec, for total consideration of $98 million. As a result of the sale, the financial results of the OSB operation, as well as the gain on disposition, have been reclassified as discontinued operations. Comparative figures have also been reclassified to exclude the OSB mill’s results from the Company’s continuing operations. For certain non-GAAP financial measures, the amounts presented still reflect the actual reported results of prior periods. In those circumstances, a footnote indicates that they include the results of the OSB operations.

In July 2007, the Company indefinitely idled its coated paper facility in St. Francisville, Louisiana. Despite efforts to restructure the operation, the mill’s financial performance remained relatively poor. As a result of the change in circumstances, the Company recorded an asset impairment charge of $173 million in the June 2007 quarter. The Company has not identified a feasible restructuring plan to resume operations at the facility. As well, the Company has retained the services of an outside party to actively seek the sale of the site. As this operation is the only coated paper facility owned by the Company, its financial results have been reclassified as discontinued operations. Comparative figures have also been reclassified to exclude the coated paper results from the Company’s continuing operations. For certain non-GAAP financial measures, the amounts presented still reflect the actual reported results for prior periods. In those circumstances, a footnote indicates that they include the results of the coated paper operations.

CHANGES IN ACCOUNTING POLICIES

Effective October 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3855 with respect to financial instruments – recognition and measurement. The CICA subsequently amended Section 3855 to provide guidance on accounting for fees and costs incurred upon the exchange of debt instruments or modification of a financial liability. As a result of the application of Section 3855, unamortized financing costs have been reclassified against long-term debt. The Company has elected to recognize its long-term debt at the amortized cost. Additional details are provided in the notes to the interim financial statements.

Effective October 1, 2006, the Company adopted the new recommendations of the CICA under CICA Handbook Section 1530 with respect to comprehensive income. The section requires the Company to present a new statement entitled Comprehensive Income. The new statement is included in the Company’s financial statements.

Effective October 1, 2006, the Company applied the accounting treatment prescribed by emerging issues committee ("EIC") EIC-162 of the CICA Handbook with respect to stock-based compensation for employees eligible to retire before the vesting date. EIC-162 provides guidance to determine compensation costs attributable to a stock-based award under a compensation plan that contains a provision that allows an employee to continue vesting after the employee has retired. The application of EIC-162 had no impact on the financial statements of the Company.

Prior to the June 2007 quarter, the Company allocated corporate general and administrative expenses to each business segment based on the dollar value of their total sales. The Company has discontinued this practice and has added a "Corporate and Other" category to the segment information tables included in its financial statements. Prior period segment information in the financial statements and the MD&A has also been restated to conform with this change in presentation. It is the Company’s view that providing separate disclosure of corporate general and administrative expenses is useful to financial statement users and allows more accurate segment performance comparison with other forest products companies.

SEPTEMBER 2007 QUARTER VS JUNE 2007 QUARTER

SALES
					Volume
$ millions	June	September	Total	Price	& Mix
	2007	2007	Variance	Variance	Variance
Forest Products	212	203	(9)	(1)	(8)
Pulp	380	369	(11)	(4)	(7)
Paper	128	116	(12)	(9)	(3)
Chemicals	45	41	(4)	-	(4)
Corporate	-	1	1	-	1
	765	730	(35)	(14)	(21)
Less: Intersegment sales	(53)	(55)	(2)
Sales	712	675	(37)

Sales decreased by $37 million as compared to the prior quarter. The decrease was driven by lower prices and volumes. Pricing in all segments was negatively impacted by currency, as the Canadian $ averaged US $0.957, a 5% increase from US $0.913 in the prior quarter. Forest Products segment sales decreased by $9 million primarily as a result of lower shipments. Lower prices and shipments in the Pulp and the Paper segments reduced sales by $11 million and $12 million respectively.

EBITDA
					Cost
$ millions	June	September	Total	Price	& Volume
	2007	2007	Variance	Variance	Variance
Forest Products	(21)	(13)	8	(1)	9
Pulp	33	51	18	(4)	22
Paper	(1)	(10)	(9)	(9)	-
Chemicals	2	3	1	-	1
Corporate	(9)	(8)	1	-	1
	4	23	19	(14)	33

EBITDA increased by $19 million as compared to the prior quarter. The increase in EBITDA was driven by lower costs, which more than offset the lower prices. The Forest Products segment EBITDA increased by $8 million as lower costs more than offset a small decline in selling prices. The Pulp segment EBITDA increased by $18 million as lower costs more than offset a decline in selling prices. The Paper segment EBITDA declined by $9 million as a result of lower selling prices.

OPERATING EARNINGS (LOSS)
					Depreciation	Unusual
$ millions	June	September	Total	EBITDA	& Amortization	Item
	2007	2007	Variance	Variance	Variance	Variance
Forest Products	(34)	(25)	9	8	(2)	3
Pulp	16	32	16	18	(2)	-
Paper	(7)	(18)	(11)	(9)	1	(3)
Chemicals	1	2	1	1	-	-
Corporate	(10)	(9)	1	1	-	-
	(34)	(18)	16	19	(3)	-

SEPTEMBER 2007 QUARTER VS JUNE 2007 QUARTER

The Company generated an operating loss of $18 million compared to an operating loss of $34 million in the prior period. The $16 million improvement in operating performance was primarily due to the Pulp group, which saw its operating results improve by $18 million.

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	June	September
	2007	2007
Interest on long-term debt	29	28
Interest on short-term debt	2	1
Foreign exchange items	21	12
Other items	1	2
	53	43

Interest on long-term debt was relatively unchanged. Approximately 89% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. The significant expense items included in foreign exchange items relates to the conversion of US $ trade receivables as the Canadian $ closing rate versus the US $ was more than 7% higher at the end of September 2007 quarter versus the closing rate at the end of June 2007. This is similar to what occurred in the prior quarter, when the Canadian $ closing rate increased by 8% quarter over quarter.

GAIN ON TRANSLATION OF FOREIGN DEBT

During the September 2007 quarter, the Company recorded a gain of $85 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.939 to US $1.005. The Company recorded a further gain of $1 million on the translation of its Euro denominated debt as the relative value of the Euro versus the Canadian $ decreased from C $1.442 to C $1.419. In the prior quarter, the Canadian $ had increased from US $0.866 to US $0.939 and the Company recorded a gain of $107 million on its US $ denominated debt. The translation of Euro denominated debt had generated a gain of $4 million as the relative value of the Euro versus the Canadian $ decreased from C $ 1.542 to C $ 1.442.

INCOME TAXES

During the September 2007 quarter, the Company recorded an income tax expense of $3 million on pre-tax earnings from continuing operations of $25 million. The income tax expense reflected a $6 million favourable variance versus an anticipated income tax expense of $9 million based on the Company’s effective tax rate of 33.3%. The non-taxable portion of the gain on translation of US $ denominated debt reduced the income tax expense by $11 million. The rate differential between jurisdictions decreased the income tax expense by a further $3 million. The non-recognition of period losses increased the income tax expense by $11 million. Based on past financial performance, future income tax assets of the Company’s Canadian operations have been limited to the amount that is more likely than not to be realized.

During June 2007 quarter, the Company recorded an income tax expense of $3 million on pre-tax earnings from continuing operations of $24 million. The income tax expense reflected a $5 million favourable variance versus an anticipated income tax expense of $8 million based on the Company’s effective tax rate of 33.3%. The non-taxable portion of the gain on translation of US $ denominated debt reduced the income tax expense by $16 million. The rate differential between jurisdictions decreased the income tax expense by a further $3 million. The non-recognition of period losses increased the income tax expense by $10 million.

SEPTEMBER 2007 QUARTER VS JUNE 2007 QUARTER

LOSS FROM DISCONTINUED OPERATIONS

The financial results of the St. Francisville paper mill have been reclassified as discontinued operations. During the quarter ended September 2007, revenues equalled expenses and the operation effectively broke even. In the prior quarter, the operations generated a loss of $183 million, including a charge of $173 million relating to asset impairment.

NET EARNINGS (LOSS)

The Company generated net earnings of $22 million or $0.25 per share compared to a net loss of $164 million or $1.91 per share in the prior quarter. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of theses items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, this item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	June 2007 Quarter		September 2007 Quarter
	$ millions	$ per share	$ millions	$ per share

Net earnings (loss) as reported
- in accordance with GAAP	(164)	(1.91)	22	0.25
Specific items (after-tax):
Gain on translation of foreign debt	(93)	(1.09)	(71)	(0.83)
Unusual items:
Sale of land	-	-	(1)	(0.01)
Gain on sale of Davidon sawmills	-	-	(1)	(0.01)
Reversal of Saint-Raymond paper mill accruals and proceeds of sale	(2)	(0.02)	-	-
Discontinued operations - St. Francisville	183	2.14	-	-
Net loss excluding specific items
- not in accordance with GAAP	(76)	(0.88)	(51)	(0.60)

SEPTEMBER 2007 QUARTER VS SEPTEMBER 2006 QUARTER

SALES
					Volume
$ millions	September	September	Total	Price	& Mix
	2006	2007	Variance	Variance	Variance
Forest Products	254	203	(51)	(15)	(36)
Pulp	394	369	(25)	14	(39)
Paper	153	116	(37)	(17)	(20)
Chemicals	50	41	(9)	2	(11)
Corporate	-	1	1	-	1
	851	730	(121)	(16)	(105)
Less: Intersegment sales	(70)	(55)	15
Sales	781	675	(106)

Sales decreased by $106 million as compared to the same quarter a year ago. The decline was the result of lower sales volumes in all segments and lower prices in the Forest Products and the Paper segments. Pricing in all segments was negatively impacted by currency as the Canadian $ averaged US $0.957, a 7% increase from US $0.892 a year ago. The Forest Products segment sales declined by $51 million as a result of lower prices and shipments. The Pulp segment sales declined by $25 million as higher prices partially offset lower shipments caused primarily by the permanent closure of a pulp mill. Paper segment sales declined by $37 million on a combination of lower prices and shipments.

EBITDA
					Cost
$ millions	September	September	Total	Price	& Volume
	2006	2007	Variance	Variance	Variance
Forest Products	1	(13)	(14)	(15)	1
Pulp	26	51	25	14	11
Paper	7	(10)	(17)	(17)	-
Chemicals	2	3	1	2	(1)
Corporate	(10)	(8)	2	-	2
	26	23	(3)	(16)	13

EBITDA declined by $3 million over the prior year quarter. The Forest Products segment EBITDA declined by $14 million because of lower prices. The Pulp segment EBITDA improved by $25 million as prices improved and manufacturing costs were lower. The Paper segment EBITDA declined by $17 million due to lower selling prices.

OPERATING EARNINGS (LOSS)
					Depreciation	Unusual
$ millions	September	September	Total	EBITDA	& Amortization	Item
	2006	2007	Variance	Variance	Variance	Variance
Forest Products	(16)	(25)	(9)	(14)	(1)	6
Pulp	(4)	32	36	25	(3)	14
Paper	(3)	(18)	(15)	(17)	2	-
Chemicals	1	2	1	1	-	-
Corporate	(11)	(9)	2	2	-	-
	(33)	(18)	15	(3)	(2)	20

SEPTEMBER 2007 QUARTER VS SEPTEMBER 2006 QUARTER

The Company generated an operating loss of $18 million compared to an operating loss of $33 million in the same quarter a year ago. The lower operating loss relates primarily to unusual items. In the prior year quarter, the Company recorded charges totalling $4 million to reduce the net carrying value of its pine lumber operations in France and Chile as well as two international sales offices to fair value. This was partially offset by a gain of $1 million on the sale of land and building of a lumber remanufacturing facility that had been permanently idled in the prior year. As well, the comparable period results had been negatively impacted by a charge of $14 million relating to the idled Smooth Rock Falls pulp mill. In the most recent quarter, operating earnings benefited from a gain of $1 million relating to the sale of land in British Columbia and a gain of $2 million relating to the disposal of the previously idled Davidson, Quebec, hardwood and pine sawmills.

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expense by component:

	$ millions
	September	September
	2006	2007
Interest on long-term debt	29	28
Interest on short-term debt	5	1
Foreign exchange items	2	12
Other items	1	2
	37	43

Interest on long-term debt decreased by $1 million. Approximately 89% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. The reduction in short-term interest expense relates to the decrease in utilization of short-term operating lines since the receipt of the lumber duty refund in the December 2006 quarter. The significant expense included in other foreign exchange items relates to the conversion of US $ trade receivables as the Canadian $ closing rate versus the US $ was more than 7% higher at the end of the September 2007 quarter versus the closing rate at the end of June 2007.

GAIN ON TRANSLATION OF FOREIGN DEBT

During the September 2007 quarter, the Company recorded a gain of $85 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.939 to US $1.005. The Company recorded a further gain of $1 million on the translation of its Euro denominated debt as the relative value of the Euro versus the Canadian $ decreased from C $1.442 to C $1.419. In the comparable period a year ago, the Canadian $ had increased from US $0.890 to US $0.895, and the Company had recorded a gain of $7 million.

INCOME TAXES

During the September 2007 quarter, the Company recorded an income tax expense of $3 million on pre-tax earnings from continuing operations of $25 million. The income tax expense reflected a $6 million favourable variance versus an anticipated income tax expense of $9 million based on the Company’s effective tax rate of 33.3%. The non-taxable portion of the gain on translation of US $ denominated debt reduced the income tax expense by $11 million. The rate differential between jurisdictions decreased the income tax expense by a further $3 million. The non-recognition of period losses increased the income tax by $11 million. Based on past financial performance, future income tax assets of the Company’s Canadian operations have been limited to the amount that is more likely than not to be realized.

During the September 2006 quarter, the Company recorded an income tax recovery of $11 million on a pre-tax loss from continuing operations of $63 million. The income tax recovery reflected an unfavourable variance versus an anticipated income tax recovery of $22 million based on the Company’s effective tax rate of 33.3%. The non-recognition of period losses reduced the recovery by $13 million.

SEPTEMBER 2007 QUARTER VS SEPTEMBER 2006 QUARTER

LOSS FROM DISCONTINUED OPERATIONS

The financial results of the St. Francisville paper mill have been reclassified as discontinued operations. During the quarter ended September 2007, revenues equalled expenses and the operations broke even. This compares to a loss of $1 million in the corresponding quarter of fiscal 2006.

NET EARNINGS (LOSS)

The Company generated net earnings of $22 million or $0.25 per share compared to a net loss of $52 million or $0.62 per share in the corresponding quarter of the prior year. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, the item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	September 2006 Quarter		September 2007 Quarter
	$ millions	$ per share	$ millions	$ per share
Net earnings (loss) as reported
- in accordance with GAAP	(52)	(0.62)	22	0.25
Specific items (after-tax):
Gain on translation of foreign debt	(6)	(0.07)	(71)	(0.83)
Unusual items:
Gain on sale of land	-	-	(1)	(0.01)
Gain on sale of Davidson sawmills	-	-	(1)	(0.01)
Smooth Rocks Falls pulp mill	10	0.12	-	-
International pine operations	4	0.05	-	-
Discontinued operations - St. Francisville	1	0.01	-	-
Net loss excluding specific items
- not in accordance with GAAP	(43)	(0.51)	(51)	(0.60)

YEAR ENDED SEPTEMBER 2007 VS YEAR ENDED SEPTEMBER 2006

SALES
					Volume
$ millions	September	September	Total	Price	& Mix
	2006	2007	Variance	Variance	Variance
Forest Products	1,088	832	(256)	(103)	(153)
Pulp	1,451	1,458	7	153	(146)
Paper	558	509	(49)	(19)	(30)
Chemicals	195	173	(22)	5	(27)
Corporate	4	2	(2)	-	(2)
	3,296	2,974	(322)	36	(358)
Less: Intersegment sales	(280)	(224)	56
Sales	3,016	2,750	(266)

Sales decreased by $266 million as compared to fiscal 2006. The decline was the result of lower sales volumes in all of the Company’s reportable business segments combined with lower Forest Products selling prices. Improved prices in the Pulp segment provided a substantial offset. Currency negatively affected revenue as the value of the Canadian $ versus the US $ increased by 3%. The Forest Products segment sales declined by $256 million as a result of lower US $ reference prices and lower shipments. The Pulp segment sales increased by $7 million on the strength of significantly improved US $ reference prices, offset by lower shipments caused primarily by the permanent closure of a pulp mill. The Paper segment sales experienced lower prices and shipments.

EBITDA
					Cost
$ millions	September	September	Total	Price	& Volume
	2006	2007	Variance	Variance	Variance
Forest Products	37	(68)	(105)	(103)	(2)
Pulp	25	149	124	153	(29)
Paper	21	5	(16)	(19)	3
Chemicals	8	10	2	5	(3)
Corporate	(49)	(31)	18	-	18
	42	65	23	36	(13)

EBITDA improved by $23 million over the prior year period. The Forest Products segment EBITDA declined by $105 million because of lower prices. The Pulp segment EBITDA improved by $124 million as prices improved substantially. The Paper segment EBITDA declined by $16 million primarily because of lower selling prices.

OPERATING EARNINGS (LOSS)
					Depreciation	Unusual
$ millions	September	September	Total	EBITDA	& Amortization	Item
	2006	2007	Variance	Variance	Variance	Variance
Forest Products	(16)	129	145	(105)	(2)	252
Pulp	(245)	46	291	124	13	154
Paper	(15)	(27)	(12)	(16)	1	3
Chemicals	4	6	2	2	-	-
Corporate	(53)	(35)	18	18	-	-
	(325)	119	444	23	12	409

YEAR ENDED SEPTEMBER 2007 VS YEAR ENDED SEPTEMBER 2006

The Company generated operating earnings of $119 million compared to an operating loss of $325 million in fiscal 2006. In addition to the previously noted $23 million improvement in EBITDA, the balance of the improvement relates primarily to unusual items. In the prior year, the Company had absorbed charges totalling $183 million in relation to the idling of the Smooth Rock Falls, Ontario, pulp mill. During the most recent fiscal year period, the Company recorded a credit of $238 million pertaining to the recovery of lumber export duties on deposit with the United States Department of Commerce. This was partially offset by a $29 million charge for pension and severance costs associated with the permanent closure of the Smooth Rocks Falls pulp mill.

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expense by component:

	$ millions
	September	September
	2006	2007
Interest on long-term debt	119	117
Interest on short-term debt	15	8
Interest income	(7)	(7)
Interest income - lumber duties	-	(30)
Amortization of deferred gain on foreign exchange contracts	(38)	-
Foreign exchange items	10	19
Other items	7	11
	106	118

Interest on long-term debt was relatively unchanged. Approximately 89% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. The reduction in short-term interest expense relates to the decrease in utilization of short-term operating lines since the receipt of the lumber duty refund. In October 2006, the Company received a total of US $242 million as a refund of lumber duties. The refund was divided into two components in the financial statements. An amount of $238 million was credited to operating earnings and a further $30 million was shown as interest income.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company’s balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the years ended September 2006 and September 2007.

$ millions
	Opening		Ending
	Balance	Amortization	Balance

September 2006	38	(38)	-

September 2007	-	-	-

YEAR ENDED SEPTEMBER 2007 VS YEAR ENDED SEPTEMBER 2006

GAIN ON TRANSLATION OF FOREIGN DEBT

During the year ended September 2007, the Company recorded a gain of $147 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.895 to US $1.005. The Company recorded a further gain of $2 million on the translation of its Euro denominated debt. In the prior year, the Canadian $ had increased from US $0.854 to US $0.895, and the Company had recorded a gain of $64 million on its US $ denominated debt.

INCOME TAXES

During fiscal 2007, the Company recorded an income tax expense of $1 million on pre-tax earnings from continuing operation of $150 million. The income tax expense reflected a $49 million favourable variance versus an anticipated income tax expense of $50 million based on the Company’s effective tax rate of 33.3%. The non-taxable portion of the gain on translation of US $ denominated debt reduced the income tax expense by $21 million. The recognition of prior period losses decreased the income tax expense by $20 million. Based on past financial performance, future income tax assets of the Company’s Canadian operations have been limited to the amount that is more likely than not to be recovered. Finally, the rate differential between jurisdictions decreased the income tax expense by $10 million.

During fiscal 2006, the Company recorded an income tax recovery of $72 million on a pre-tax loss from continuing operations of $367 million. The income tax recovery reflected a $51 million unfavourable variance versus an anticipated income tax recovery of $123 million based on the Company’s effective tax rate of 33.3%. The non-recognition of period losses decreased the income tax recovery by $67 million. This was partly offset by the non-taxable portion of the gain on translation of US $ denominated debt and the rate differential between jurisdictions which increased the income tax recovery by $9 million and $8 million respectively.

EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS

In fiscal 2006, the Company sold its OSB mill located in Saint-Georges-de Champlain, Quebec, for total consideration of $98 million. The sale generated an after-tax gain of $46 million in the year ago period. As well, the OSB mill generated an after-tax gain of $5 million during the five-month period it was owned by the Company. There was no impact on the financial statements of the current fiscal year.

The financial results of the St. Francisville paper mill operations have been reclassified as discontinued operations. During the year ended September 2006, the facility generated a net loss of $48 million, including an unusual charge of $7 million relating to severance and related costs for the restructuring the operations. In fiscal 2007, the facility generated a net loss of $199 million, including an unusual charge of $173 million relating to asset impairment.

YEAR ENDED SEPTEMBER 2007 VS YEAR ENDED SEPTEMBER 2006

NET LOSS

The Company generated a net loss of $49 million or $0.58 per share compared to a net loss of $292 million or $3.41 per share in fiscal 2006. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, the item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	Year ended		Year ended
	September 2006		September 2007
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in the accordance with GAAP	(292)	(3.41)	(49)	(0.58)
Specific items (after-tax):
Gain on translation of foreign debt	(53)	(0.62)	(124)	(1.45)
Amortization of deferred gain on foreign exchange contracts	(26)	(0.30)	-	-
Unusual items:
Smooth Rock Falls pulp mill	121	1.42	20	0.23
International pine operations	4	0.05	-	-
Gain on sale of Davidson sawmills	-	-	(1)	(0.01)
Recovery of lumber export duties and interest	-	-	(185)	(2.16)
Gain on sale of metal and web operations	(3)	(0.04)	-	-
Reversal of Saint-Raymond paper mill mill accruals and proceeds of sale	-	-	(2)	(0.02)
Sale of land	-	-	(10)	(0.12)
Earnings from discontinued operations - OSB mill	(51)	(0.60)	-	-
Loss from discontinued operations - St. Francisville	48	0.56	199	2.32
Net loss excluding specific items
- not in accordance with GAAP	(252)	(2.94)	(152)	(1.79)

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

	$ millions (except as otherwise noted)

	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07

Sales	703	745	787	781	649	714	712	675

EBITDA	(23)	20	19	26	14	24	4	23

Operating earnings (loss) from continuing operations	(73)	(199)	(20)	(33)	186	(15)	(34)	(18)

Net earnings (loss) from continuing operations	(60)	(180)	(4)	(51)	144	(35)	19	22

Net earnings (loss) from continuing operations per share ($)	(0.69)	(2.10)	(0.05)	(0.61)	1.69	(0.42)	0.23	0.25

Net earnings (loss)	(74)	(161)	(5)	(52)	138	(45)	(164)	22

Net earnings (loss) per share ($)	(0.86)	(1.86)	(0.07)	(0.62)	1.62	(0.54)	(1.91)	0.25

FOREST PRODUCTS

	Quarterly Results

	Fiscal 2006				Fiscal 2007
	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07
Financial ($ millions)
Sales (1)	276	288	270	254	204	213	212	203
EBITDA	15	18	3	1	(13)	(21)	(21)	(13)
Depreciation & amortization	13	14	13	14	14	14	13	15
Unusual items	-	-	(4)	3	(246)	(4)	-	(3)
Operating earnings (loss)	2	4	(6)	(16)	219	(31)	(34)	(25)
Shipments
SPF lumber (mmbf)	356	361	375	360	305	319	341	309

Reference Prices
Framing lumber composite price
(US$ per mbf)	363	376	347	300	280	285	285	279
Western SPF KD std & better
(US$ per mbf)	320	336	311	276	240	247	252	254
KD #2 & better delivered G.L.
(US$ per mbf)	391	409	386	351	325	328	334	343
KD stud delivered G.L.
(US$ per mbf)	378	391	370	314	301	315	337	336
(1) Includes intersegment sales eliminated on consolidation

September 2007 Quarter vs. June 2007 Quarter

The Forest Products segment generated negative EBITDA of $13 million on sales of $203 million. This compares to negative EBITDA of $21 million on sales of $212 million in the prior quarter. The sales decrease of $9 million was caused primarily by lower shipments of SPF lumber. US $ reference prices for random lumber increased by approximately US $5 per mbf while stud lumber decreased by US $1 per mbf. Currency negatively impacted sales as the Canadian $ averaged US $ 0.957, a 5% increase from US $ 0.913 in the prior quarter. The currency impact was offset by higher average net sales values. Given the relatively soft lumber market conditions, the Company has made a decision to reduce the quantity of lower grade lumber produced in its sawmills. The net price effect was an increase in EBITDA of $1 million or $3 per mbf. Margins were positively impacted by lower operating costs. During the quarter, the Company incurred $5 million of lumber export taxes, unchanged from the prior quarter. Lumber export taxes are payable based on the 2006 agreement between Canada and the United States. Applicable export tax rates vary based upon selling prices. During the September quarter, the Company incurred a tax of 5% on Eastern shipments and 15% on Western shipments, unchanged from the prior quarter.

The Forest Products segment generated an operating loss of $25 million, as compared to an operating loss of $34 million in the prior quarter. In the September 2007 quarter, the Company recorded a gain of $1 million relating to the sale of land in British Columbia and a gain of $2 million relating to the disposal of the previously idled Davidson, Quebec, hardwood and pine sawmills. The balance of the reduction in operating loss relates primarily to the aforementioned improvement in EBITDA.

FOREST PRODUCTS

September 2007 Quarter vs. September 2006 Quarter

The Forest Products segment generated negative EBITDA of $13 million on sales of $203 million. This compares to EBITDA of $1 million on sales of $254 million in the comparable quarter of the prior year. Lower selling prices and volumes of SPF lumber and specialty wood accounted for $36 million of the $51 million decline in sales. US $ reference prices for random lumber were down by approximately US $22 per mbf, while the reference price for stud lumber declined by US $8 per mbf. The decline in selling prices was exacerbated by a stronger Canadian $, which averaged 7% higher versus the US $. As a result, the average selling price of SPF lumber declined by $32 per mbf from the year ago quarter, decreasing EBITDA by $10 million. The relatively difficult market conditions also affected the specialty wood and engineered wood businesses, reducing EBITDA by a combined $3 million. During the quarter, the Company incurred $5 million of lumber export taxes as compared to $8 million of lumber export duties expensed in the prior year quarter. Lumber export taxes are payable based on the 2006 agreement between Canada and the United States.

The Forest Products segment generated an operating loss of $25 million, as compared to an operating loss of $16 million in the prior year quarter. The negative EBITDA noted above accounted for the higher operating loss. During the September 2006 quarter, the Company recorded various charges totalling $4 million to reduce the net assets of pine lumber operations in France and Chile as well as two international sales offices to fair value. This was partially offset by a gain of $1 million on the sale of a land and building of a lumber remanufacturing facility that had been permanently idled in the prior year. In the September 2007 quarter, the Company recorded a gain of $1 million relating to the sale of land in British Columbia and a gain of $2 million relating to the disposal of the previously idled Davidson, Quebec, hardwood and pine sawmills.

Year ended September 2007 vs. year ended September 2006

The Forest Products segment generated negative EBITDA of $68 million on sales of $832 million, as compared to EBITDA of $37 million on sales of $1,088 million in fiscal 2006. Lower selling prices and volumes of SPF lumber and specialty wood accounted for $192 million of the $256 million decline in sales. The reduced levels of production activity also reduced log and chip sales by $55 million. US $ reference prices for random lumber were down approximately US $57 per mbf, while the reference price for stud lumber declined by US $41 per mbf. The decline in selling prices was exacerbated by a stronger Canadian $, which averaged 3% higher versus the US $. Overall, the average selling price of SPF lumber declined by $68 per mbf from the prior year, decreasing EBITDA by $87 million. Higher processing costs also negatively impacted margins. In the prior year, timber costs were lower, primarily in the province of Ontario where government initiatives assisted all lumber producers. As well, the current weak pricing environment led to curtailments at several facilities negatively impacting processing costs. The relatively difficult market conditions also affected the specialty wood and engineered wood businesses reducing EBITDA by a combined $10 million. During fiscal 2007, the Company incurred $18 million of lumber export taxes as compared to $35 million of lumber export duties in fiscal 2006. Lumber export taxes are payable based on the 2006 agreement between Canada and the United States.

The Forest Products segment generated operating earnings of $129 million compared to an operating loss of $16 million in the prior fiscal year. The lower EBITDA noted above was more than offset by two favourable unusual items. During fiscal 2007, the Company recorded net proceeds of $238 million pertaining to the recovery of lumber duties on deposit with the United States Department of Commerce that had accumulated since May 2002. The amount received corresponded to approximately 82% of the total amount deposited. In addition, the Company received a further $30 million, which corresponded to approximately 82% of interest accrued on the deposits. The latter amount was recorded as interest income. The Company also completed the sale of a number of land parcels in British Columbia, which generated a gain of $14 million.

PULP

	Quarterly Results

	Fiscal 2006				Fiscal 2007
	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07
Financial ($ millions)
Sales (1)	313	356	388	394	327	382	380	369
EBITDA	(28)	7	20	26	22	43	33	51
Depreciation & amortization	27	25	19	16	20	18	17	19
Unusual items	-	169	-	14	29	-	-	-
Operating earnings (loss)	(55)	(187)	1	(4)	(27)	25	16	32
Shipments
Paper pulp (000's tonnes)	401	439	468	431	335	377	409	403
Specialty pulp (000's tonnes)	69	92	95	104	86	96	92	91
Internal (000's tonnes)	26	25	30	33	26	23	21	20
Total	496	556	593	568	447	496	522	514
Reference Prices
NBSK - delivered US
(US$ per tonne)	638	653	705	757	770	790	810	843
NBSK - delivered N. Europe
(US$ per tonne)	600	618	665	710	730	757	783	810
Bleached hardwood high yield
- delivered N. Europe
(US$ per tonne)	553	562	585	620	627	630	642	670
(1) Includes intersegment sales eliminated on consolidation

September 2007 Quarter vs. June 2007 Quarter

The Pulp segment generated EBITDA of $51 million on sales of $369 million for the quarter ended September 2007 compared to EBITDA of $33 million on sales of $380 million in the June 2007 quarter. Lower effective Canadian $ selling prices combined with lower shipments generated the $11 million decline in sales. Reflecting the strength of the pulp market, inventories were at 19 days of supply at the end of September, down from 20 days at the end of the prior quarter. US $ reference prices increased for all grades of pulp. The increases in US $ reference prices were not enough to offset the negative impact of currency as the Canadian $ averaged US $0.957, a 5% increase from US $0.913 in the prior quarter. The net price effect was a decrease of $8 per tonne, decreasing EBITDA by $4 million. Margins were assisted by lower manufacturing costs. The summer months have lower energy costs and lower maintenance downtime. In the prior quarter, the Company had taken 13,700 tonnes of maintenance downtime compared to only 1,300 tonnes in the September 2007 quarter. While the local currency costs of the French pulp mills declined in Euros, the stronger Canadian $ resulted in a further reduction of $4 million in reported Canadian $ manufacturing costs.

The Pulp segment generated operating earnings of $32 million compared to operating earnings of $16 million in the prior quarter. The previously noted increase in EBITDA accounted for this increase.

PULP

September 2007 Quarter vs. September 2006 Quarter

The Pulp segment generated EBITDA of $51 million on sales of $369 million for the quarter ended September 2007, compared to EBITDA of $26 million on sales of $394 million in the September 2006 quarter. The $25 million decrease in sales was due to lower shipments partially offset by higher selling prices. The lower shipments were caused primarily by the shutdown of the Smooth Rock Falls pulp mill. In the prior year quarter, the mill had sold 28,100 tonnes, whereas there were no shipments in the September 2007 quarter. Pricing benefited from significantly higher US $ reference prices for all grades of pulp. The improvement in prices was mitigated by currency as the Canadian $ averaged 7% higher versus the US $. The net price effect was an increase of $27 per tonne, increasing EBITDA by $14 million. Margins were also assisted by lower manufacturing costs. In the prior year quarter, the Company had absorbed $4 million of non-recurring costs in relation to the idling of the Smooth Rock Falls pulp mill. As well, maintenance downtime was only 1,300 tonnes in the September 2007 quarter, down from 12,100 tonnes in the year ago period.

The Pulp segment generated operating earnings of $32 million compared to an operating loss of $4 million in the comparable quarter of the prior year. In addition to the aforementioned $25 million improvement in EBITDA for the current quarter, the prior year results had been negatively impacted by an unusual charge of $14 million relating to the idled Smooth Rock Falls pulp mill.

Year ended September 2007 vs. year ended September 2006

The Pulp segment generated EBITDA of $149 million on sales of $1,458 million compared to EBITDA of $25 million on sales of $1,451 million in fiscal 2006. The $7 million increase in sales was due to higher selling prices offset by lower shipments. The lower shipments were caused primarily by the shutdown of the Smooth Rock Falls pulp mill. In the prior year, the mill had sold 155,700 tonnes, whereas there were no shipments during fiscal 2007. Pricing benefited from significantly higher US $ reference prices for all grades of pulp. Currency had a negative effect on selling prices as the value of Canadian $ averaged 3% higher versus the US $. Overall, the average selling price increased by $77 per tonne, increasing EBITDA by $153 million. Higher manufacturing costs partially mitigated the impact of the price improvement. The largest negative item was the $24 million of negative currency adjustment on the reported manufacturing costs of the three French pulp mills, as the Euro averaged 5% higher versus the Canadian $. At the mill level, the Company experienced higher fibre costs in the French operations and absorbed $3 million of costs associated with repairs to the flash pulp dryer at the Temiscaming high yield pulp mill. In fiscal 2007, total downtime reached 53,200 tonnes, including 14,000 tonnes of lost production associated with an explosion in one of the two flash pulp dryers at the Temiscaming high yield pulp mill. In the prior year period, the Company had taken 84,300 tonnes of downtime, including 26,400 tonnes to reduce high yield pulp inventories.

The Pulp Segment generated operating earnings of $46 million as compared to an operating loss of $245 million in the prior year. In addition to the aforementioned $124 million improvement in EBITDA, unusual charges were significantly less. In fiscal 2007, the Company incurred a charge of $29 million relating to pension, severance and other associated items resulting from the decision to permanently shut down the Smooth Rock Falls pulp mill. In the prior year, the Company had incurred charges totalling $183 million, primarily asset impairment in relation to the Smooth Rock Falls pulp mill. This reduction in fixed assets accounts for a significant portion of the $13 million decline in depreciation expense in 2007 as compared to 2006.

PAPER

	Quarterly Results

	Fiscal 2006				Fiscal 2007
	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07
Financial ($ millions)
Sales	130	129	146	153	132	133	128	116
EBITDA	-	7	7	7	9	7	(1)	(10)
Depreciation & amortization	8	9	9	10	9	9	9	8
Unusual items	-	-	-	-	-	-	(3)	-
Operating earnings (loss)	(8)	(2)	(2)	(3)	-	(2)	(7)	(18)
Shipments
Newsprint (000's tonnes)	123	123	128	134	117	115	118	124
Bleached Board (000's tonnes)	38	37	51	53	42	44	47	42
Total	161	160	179	187	159	159	165	166
Reference Prices
Newsprint - 48.8 gram East Coast
(US$ per tonne)	627	644	658	663	654	614	591	566
15 pt. Coated Bleached Board
(US $ per short ton)	780	800	807	830	830	843	850	870

September 2007 Quarter vs. June 2007 Quarter

The Paper segment generated negative EBITDA of $10 million on sales of $116 million. This compares to negative EBITDA of $1 million on sales of $128 million in the prior quarter. The sales decrease of $12 million was due to lower effective prices. The US $ reference price for newsprint declined by US $25 per tonne while the reference price for coated bleached board increased by US $20 per short ton. Currency negatively impacted sales as the Canadian $ averaged US $0.957, a 5% increase from US $0.913 in the prior quarter. The net price effect was a decrease of $54 per tonne, decreasing EBITDA by $9 million. Manufacturing costs remained relatively unchanged from those of the prior quarter. The Company incurred 3,500 tonnes of market related downtime in the September 2007 quarter, up from 900 tonnes of maintenance downtime in the June 2007 quarter. In June 2007, the Company announced that the paper mill located in St. Francisville, Louisiana, would be indefinitely idled as of the end of July. The Company has not identified a feasible restructuring plan to resume operations at the facility. The assets, liabilities and financial results of the St. Francisville operation have been reclassified as discontinued operations.

The Paper segment generated an operating loss of $18 million, as compared to an operating loss of $7 million in the prior quarter. The previously noted decline in EBITDA accounted for the majority of the decline. In the prior quarter, the segment had also benefited from a $3 million credit relating to the reversal of accrued expenses and proceeds of sale on the previously idled Saint-Raymond, Quebec, paper mill.

PAPER

September 2007 Quarter vs. September 2006 Quarter

The Paper segment generated negative EBITDA of $10 million on sales of $116 million. This compares to EBITDA of $7 million on sales of $153 million in the same quarter a year ago. The $37 million decrease in sales results from a combination of lower prices and lower shipments. US $ reference prices for newsprint declined by US $97 per tonne. The US $ reference price for coated bleached board increased by US $40 per short ton. Currency contributed to lower prices as the Canadian $ averaged 7% higher versus the US $. The net price effect was a reduction in EBITDA of $17 million or $103 per tonne. Manufacturing costs were relatively unchanged from those of the year ago period. The Company incurred 3,500 tonnes of market related downtime in the September 2007 quarter, up from 1,400 tonnes of maintenance downtime in the same quarter of fiscal 2006.

The Paper segment generated an operating loss of $18 million compared to an operating loss of $3 million a year ago. The previous noted decline in EBITDA accounted for the majority of the increase in operating loss.

Year ended September 2007 vs. year ended September 2006

The Paper segment generated EBITDA of $5 million on sales of $509 million compared to EBITDA of $21 million on sales of $558 million in fiscal 2006. The $49 million decrease in sales results from lower prices and shipments. The US $ reference price for newsprint declined by US $42 per tonne while the reference price for coated bleached board increased by US $ 44 per short ton. Currency had a negative effect on prices as the Canadian $ averaged 3% higher versus the US $. The net price effect was a decrease of $29 per tonne, reducing EBITDA by $19 million. Lower manufacturing costs, primarily for purchased energy, provided a partial offset. Total downtime in fiscal 2007 was 13,000 tonnes including 6,900 tonnes of market related downtime. In the prior year, total downtime reached 11,400 tonnes of which 4,100 was market related.

The Paper segment generated an operating loss of $27 million compared to an operating loss of $15 million in fiscal 2006. The previously noted decline in EBITDA accounted for the increase in operating loss. The current fiscal year benefited from a $3 million credit relating to the reversal of accrued expenses and proceeds of sale on the previously idled Saint-Raymond, Quebec, paper mill.

FINANCIAL POSITION

	Fiscal 2006				Fiscal 2007

	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07

Net debt / total capitalization	62%	66%	64%	65%	60%	62%	65%	63%

EBITDA / interest on
indebtedness (times)	(0.8)	0.2	0.6	0.9	0.4	0.5	(0.2)	0.8
Cash flow from (used by) operations
before working capital changes ($ millions)	(54)	(27)	(14)	2	247	(20)	(61)	(20)

Net fixed asset additions ($ millions)	(24)	(25)	(17)	(20)	(15)	(16)	(23)	(21)

Free cash flow (negative) ($ millions)	(78)	(52)	(31)	(18)	232	(36)	(84)	(41)

Amounts in the above table relating to the December 2005 and March 2006 quarters have not been restated to reflect the sale of the OSB business and its reclassification to discontinued operations. Amounts in table relating to all four quarters of fiscal 2006 and the first three quarters of fiscal 2007 have not been restated to reflect the reclassification of the St. Francisville paper mill to discontinued operations.

Cash flow from operations before working capital changes in fiscal 2007 was $146 million, a $239 million improvement from fiscal 2006. The higher cash flow was due primarily to the $268 million refund of lumber deposits and related interest. For the year ended September 2007, non-cash working capital items generated $26 million, as compared to $66 million generated by the same items in the prior year. After allowing for net fixed asset additions of $75 million, free cash flow for fiscal 2007 was $71 million versus a negative amount of $179 million a year ago.

In response to relatively low EBITDA brought on by challenging market conditions, the stronger Canadian $ and export taxes on lumber shipped to the US, the Company has continued to limit capital expenditures. During fiscal 2007, net fixed asset additions totalled $75 million compared to $86 million in the prior year period. The amount spent is equal to 43% of fixed asset depreciation and 2.5% of sales.

Net debt to total capitalization stood at 63% at September 2007, a decline of 2% from 65% in September 2006. During fiscal 2007, debt of the Company’s French operations increased by $31 million due to a combination of new working capital and capital expenditure loans. As part of its long-term strategy, Tembec has resolved to maintain its percentage of net debt to total capital at 40% or less. In the absence of a sustained improvement in the pricing levels of the Company’s main products or a weakening of the Canadian $, it will be difficult to attain this target.

The higher leverage continues to put pressure on the Company’s various credit ratings. In September 2005, S&P reduced its long-term corporate credit and unsecured debt ratings to CCC+ (negative outlook). In January 2006, S&P reduced the ratings to CCC- (negative outlook) and the rating was affirmed in June 2006. In May 2005, Moody’s reduced its senior implied, senior unsecured and issuer ratings to B3 (stable outlook). In January 2006, Moody’s reduced its senior unsecured notes and debenture ratings to Ca (stable outlook). In October 2005, DBRS reduced its senior unsecured debt ratings to B (low) (negative trend). In January 2006, DBRS reduced the rating to CCC (negative trend).

At the end of September 2007, the Company had cash of $14 million plus unused operating lines of $203 million. At September 2006, the date of the last audited financial statements, the Company had cash of $31 million and unused operating lines of $34 million.

FINANCIAL POSITION

The following table summarizes unused operating lines by major area:

Operating Lines - Unused
$ millions	September	September
	2006	2007
Canadian operations	-	135
US / French operations	21	56
Proportionate share of joint ventures	13	12
	34	203

At the beginning of fiscal 2007, the Company had in place a committed revolving working capital facility of $150 million maturing in March 2009, secured by receivables and inventory. The Company also had in place a committed non-revolving working capital facility of $136 million maturing in June 2008, secured by receivables and inventory. In January 2007, the Company amended the $150 million facility by increasing it to $250 million and extending its committed period to December 2009. The amended revolving working capital facility effectively replaced the revolving $150 million and the non-revolving $136 million facilities. As of the end of the September 2007 quarter, the amount available on the $250 million facility (borrowing base) was $229 million, of which $135 million was unused.

The consolidated financial statements are presented on the assumption that the Company continues as a going concern in accordance with Canadian GAAP. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is reasonable doubt about the appropriateness of using the going concern assumption because of the Company’s current liquidity position coupled with its expected operating cash flows. The financial statements assume the realization of assets and settlement of liabilities in the normal course of business. If the going concern basis were not appropriate for these financial statements, then adjustments would have to be made to the carrying value of assets and liabilities, reported revenues and expenses and balance sheet classifications.

The Company is exploring strategic alternatives to improve its capital structure and enhance liquidity. Strategic alternatives under consideration include non-core asset sales, cost reduction initiatives, refinancing or repayment of debt and issuance of new debt or equity. The review of strategic alternatives is being undertaken by Tembec’s management and is being overseen by the Special Committee for Strategic Purposes and the Board of Directors. BMO Capital Markets is providing financial advice to Tembec. The Company remains focused on improving its operations in the context of a relatively difficult environment for forest products, while retaining a collaborative relationship with its customers, suppliers, and employees.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended September 29, 2007, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

SUBSEQUENT EVENTS

On September 30, 2007, the Aditya Birla Group purchased additional equity of AV Cell Inc. As the Company did not purchase additional equity, the percentage ownership of the Aditya Birla Group increased from 50% to 75% and the Company’s ownership declined from 50% to 25%. As a result, a gain of approximately $3 million will be recorded in the quarter ending December 29, 2007, to reflect the Company’s reduced participation in the joint venture. The Company will also cease applying the proportionate consolidation method to its investment in AV Cell Inc. and will begin applying the equity method.

On October 11, 2007, the Company announced the sale of approximately 345 hectares of land located in British Columbia for gross proceeds of $17 million. As a result of the sale, a gain of $16 million will be recorded in the quarter ending December 29, 2007.

FINANCIAL PERFORMANCE & OTHER DATA

		Fiscal 2006				Fiscal 2007

		Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07

Return on capital employed (1)(2)		(7)%	(20)%	2%	(5)%	24%	(4)%	(23)%	7%

Return on equity (1)(2)		(35)%	(93)%	(4)%	(36)%	85%	(26)%	(110)%	16%

Shares outstanding - end of
quarter (millions)		85.6	85.6	85.6	85.6	85.6	85.6	85.6	85.6

Book value per share ($)		9.53	7.57	7.49	6.86	8.48	7.95	6.04	6.61

Foreign exchange:
1 C$ = US$	- average	0.852	0.867	0.890	0.892	0.877	0.854	0.913	0.957
	- period end	0.858	0.856	0.890	0.895	0.858	0.866	0.939	1.005

1 Euro = US$	- average	1.189	1.202	1.256	1.273	1.293	1.287	1.349	1.375
	- period end	1.186	1.204	1.251	1.268	1.319	1.336	1.354	1.426

1 Euro = C$	- average	1.396	1.387	1.411	1.427	1.474	1.536	1.477	1.437
	- period end	1.383	1.407	1.406	1.417	1.537	1.542	1.442	1.419

(1)    % returns for each quarter have been annualized.

(2)    Amounts shown relating to the December 2005 and March 2006 quarters have not been restated to reflect the sale of the OSB business and its reclassification to discontinued operations. Amounts shown relating to all four quarters of fiscal 2006 and the first three quarters of fiscal 2007 have not been restated to reflect the reclassification of the St. Francisville paper mill to discontinued operations.

Liquidity at the end of September 2007 was $217 million. The Company continues with initiatives to improve liquidity. The target for 2007 was to generate $100 million of additional liquidity through a combination of asset sales and increased working capital facilities. To date, a total of $103 million has been generated through these initiatives.

Overall, the September quarterly operating results were in line with the Company’s expectations. The rapid appreciation of the Canadian $ and the Euro versus the US $ negatively impacted all of the Company’s business segments. Lumber and newsprint prices, when converted to Canadian $, are at trough levels. Looking ahead, pulp markets are expected to remain strong and price increases have already been announced for the December quarter. Newsprint and lumber will continue to be challenging as producers will need to adapt to relatively weak demand fundamentals. As for the Company, it will continue to focus on controllable items such as costs and operating efficiency, the key elements of its recovery plan. Management will also be expending considerable efforts to work with its financial advisors to develop and review potential strategic alternatives to address its current leveraged capital structure.

DEFINITIONS – NON-GAAP FINANCIAL MEASURES

The following summarizes non-GAAP financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

EBITDA refers to earnings before unusual items, interest, income taxes, depreciation, amortization and other non-operating expenses and revenues. The Company considers EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units.

Free Cash Flow refers to cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash and cash equivalents such as marketable securities or temporary investments.

Total capitalization refers to net debt plus future income taxes, other long-term liabilities and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

Return on capital employed (ROCE) refers to net earnings (or loss) for a given period, adjusted for the after-tax impact of interest expense, divided by the average of total assets less non-interest bearing current liabilities for the period. The Company utilizes this measure to compare its performance to other competitors in its industry. The long-term incentive plan for senior management is based on ROCE performance.

Return on Equity (ROE) refers to net earnings or loss for a given period divided by the average shareholders’ equity for the period.

TEMBEC INC.
CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of dollars)

	Sept. 29,	Sept. 30,
	2007	2006
		(Audited)
Assets
Current Assets:
Cash and cash equivalents	$14	$31
Accounts receivable	347	360
Inventories	436	454
Prepaid expenses	15	17
Current assets from discontinued operations (note 3)	18	74
	830	936
Investments	28	32
Fixed assets	1,584	1,680
Other assets	146	166
Future income taxes	67	63
Non-current assets from discontinued operations (note 3)	-	157
	$2,655	$3,034

Liabilities and Shareholders' Equity
Current Liabilities:
Bank indebtedness	$-	$5
Operating bank loans	89	235
Accounts payable and accrued charges	363	382
Interest payable	17	19
Current portion of long-term debt (note 4)	26	21
Current liabilities related to discontinued operations (note 3)	6	22
	501	684
Long-term debt (note 4)	1,314	1,433
Other long-term liabilities and credits	125	117
Future income taxes	93	121
Minority interest	5	5
Redeemable preferred shares	26	26
Non-current liabilities related to discontinued operations (note 3)	25	33
Shareholders' equity:
Share capital (note 5)	840	840
Accumulated other comprehensive loss	(3)	(3)
Deficit	(271)	(222)
	566	615
	$2,655	$3,034

TEMBEC INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters and years ended September 29, 2007 and September 30, 2006
(unaudited) (in millions of dollars, unless otherwise noted)

	Quarters		Years
	2007	2006	2007	2006
Sales	$675	$781	$2,750	$3,016
Freight and sales deductions	78	96	316	362
Lumber duties and export taxes (note 6)	5	8	18	35
Cost of sales	537	617	2,218	2,434
Selling, general and administrative	32	34	133	143
Depreciation and amortization	44	42	173	185
Recovery of lumber duties (note 7)	-	-	(238)	-
Restructuring and asset impairment charges (note 7)	-	19	30	188
Gain on land sales and other (note 7)	(3)	(2)	(19)	(6)
Operating earnings (loss) from continuing operations	(18)	(33)	119	(325)

Interest, foreign exchange and other (note 8)	43	37	118	106
Exchange gain on long-term debt	(86)	(7)	(149)	(64)
Earnings (loss) from continuing operations, before income
taxes and share in earnings of a related company	25	(63)	150	(367)

Income tax expense (recovery) (note 9)	3	(11)	1	(72)
Share in earnings of a related company	-	(1)	(1)	-
Net earnings (loss) from continuing operations	22	(51)	150	(295)
Earnings (loss) from discontinued operations (note 3)	-	(1)	(199)	3
Net earnings (loss)	$22	$(52)	$(49)	$(292)

Basic and diluted earnings (loss) per share from
continuing operations (note 5)	$0.25	$(0.61)	$1.75	$(3.45)
Basic and diluted earnings (loss) per share from
discontinued operations (note 5)	$-	$(0.01)	$(2.33)	$0.04
Basic and diluted earnings (loss) per share (note 5)	$0.25	$(0.62)	$(0.58)	$(3.41)

TEMBEC INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Quarters and years ended September 29, 2007 and September 30, 2006
(unaudited) (in millions of dollars, unless otherwise noted)

	Quarters		Years
	2007	2006	2007	2006
Net earnings (loss)	$ 22	$ (52)	$ (49)	$ (292)
Other comprehensive income (loss):
Exchange translation of foreign subsidiaries	-	-	-	-

Comprehensive income (loss)	$ 22	$ (52)	$ (49)	$ (292)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

Quarters and years ended September 29, 2007 and September 30, 2006
(unaudited) (in millions of dollars, unless otherwise noted)

	Quarters		Years
	2007	2006	2007	2006
Retained earnings (deficit), beginning of period	$ (320)	$ (194)	$ (249)	$ 55
Adjustment resulting from a change in accounting policy (note 2)	27	24	27	15

Retained earnings (deficit), beginning of period	$ (293)	$ (170)	$ (222)	$ 70
Net earnings (loss)	22	(52)	(49)	(292)
Deficit, end of period	$ (271)	$ (222)	$ (271)	$ (222)

TEMBEC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and years ended September 29, 2007 and September 30, 2006
(unaudited) (in millions of dollars)

	Quarters		Years
	2007	2006	2007	2006
Cash flows from operating activities:
Net earnings (loss)	$22	$(52)	$(49)	$(292)
Adjustments for:
Loss (earnings) from discontinued operations (note 3)	-	1	199	(3)
Depreciation and amortization	44	42	173	185
Unrealized foreign exchange and others (note 8)	(5)	3	(2)	(32)
Exchange gain on long-term debt	(86)	(7)	(149)	(64)
Proceeds from sale of derivative financial instruments	1	2	1	6
Future income taxes (note 9)	10	(12)	(26)	(71)
Utilization of investment tax credits	-	-	27	-
Restructuring and asset impairment charges (note 7)	1	20	21	185
Gain on land sales and other (note 7)	(3)	(2)	(16)	(6)
Difference between cash contributions and pension expense	(4)	4	(13)	13
Other	-	1	(3)	2
	(20)	-	163	(77)
Changes in non-cash working capital:
Temporary investments	-	-	-	16
Accounts receivable	42	23	30	22
Inventories	42	30	33	82
Prepaid expenses	7	6	3	5
Accounts payable and accrued charges	(39)	(16)	(40)	(59)
	52	43	26	66
	32	43	189	(11)
Cash flows from investing activities:
Additions to fixed assets - net of disposals	(21)	(20)	(71)	(82)
Proceeds on land sales and other	3	2	15	12
Acquisition of investments, net of disposals	-	-	3	(7)
Other	-	(11)	(3)	(13)
	(18)	(29)	(56)	(90)
Cash flows from financing activities:
Change in operating bank loans	(23)	(28)	(146)	47
Increase in long-term debt	2	6	45	19
Repayment of long-term debt	(1)	(1)	(14)	(9)
Increase (decrease) in other long-term liabilities	1	-	2	(2)
Other	(5)	1	(5)	9
	(26)	(22)	(118)	64
Cash generated (used) by continuing operations	(12)	(8)	15	(37)
Cash generated (used) by discontinued operations (note 3)	(5)	3	(26)	63
Foreign exchange gain on cash and cash equivalents
held in foreign currencies	-	-	(1)	-
Net increase (decrease) in cash and cash equivalents	(17)	(5)	(12)	26
Cash and cash equivalents, net of bank indebtedness,
beginning of period	31	31	26	-
Cash and cash equivalents, net of bank indebtedness, end of period	$14	$26	$14	$26
Supplemental information:
Interest paid	$40	$61	$127	$134
Income taxes paid (recovered)	(2)	-	$1	$2

TEMBEC INC.
CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended September 29, 2007 and September 30, 2006
(unaudited) (in millions of dollars)

						September 29, 2007

	Forest				Corporate
	products	Pulp	Paper	Chemicals	& other	Consolidated
Sales:
External	$ 165	$ 353	$ 116	$ 41	$ -	$ 675
Internal	38	16	-	-	1	55
	203	369	116	41	1	730

Earnings (loss) before
the following	(13)	51	(10)	3	(8)	23

Depreciation and amortization	15	19	8	1	1	44

Unusual items	(3)	-	-	-	-	(3)

Operating earnings (loss) from
continuing operations	(25)	32	(18)	2	(9)	(18)

Net fixed asset additions	9	11	1	-	-	21

					September 30, 2006

	Forest				Corporate
	products	Pulp	Paper	Chemicals	& other	Consolidated
Sales:
External	$ 211	$ 368	$ 153	$ 49	$ -	$ 781
Internal	43	26	-	1	-	70
	254	394	153	50	-	851

Earnings (loss) before
the following	1	26	7	2	(10)	26

Depreciation and amortization	14	16	10	1	1	42

Unusual items	3	14	-	-	-	17

Operating earnings (loss)
from continuing operations	(16)	(4)	(3)	1	(11)	(33)

Net fixed asset additions	10	9	2	(1)	-	20

TEMBEC INC.
CONSOLIDATED BUSINESS SEGMENT INFORMATION

Years ended September 29, 2007 and September 30, 2006
(unaudited) (in millions of dollars)

					September 29, 2007

	Forest				Corporate
	products	Pulp	Paper	Chemicals	& other	Consolidated
Sales:
External	$ 687	$ 1,384	$ 509	$ 170	$ -	$ 2,750
Internal	145	74	-	3	2	224
	832	1,458	509	173	2	2,974

Earnings (loss) before
the following	(68)	149	5	10	(31)	65

Depreciation and amortization	56	74	35	4	4	173

Unusual items	(253)	29	(3)	-	-	(227)

Operating earnings (loss) from
continuing operations	129	46	(27)	6	(35)	119

Net fixed asset additions	20	46	4	1	-	71

					September 30, 2006

	Forest				Corporate
	products	Pulp	Paper	Chemicals	& other	Consolidated
Sales:
External	$ 905	$ 1,360	$ 558	$ 193	$ -	$ 3,016
Internal	183	91	-	2	4	280
	1,088	1,451	558	195	4	3,296

Earnings (loss) before
the following	37	25	21	8	(49)	42

Depreciation and amortization	54	87	36	4	4	185

Unusual items	(1)	183	-	-	-	182

Operating earnings (loss)
from continuing operations	(16)	(245)	(15)	4	(53)	(325)

Net fixed asset additions	34	45	3	-	-	82

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

1.     Financial Position of the Company and Going Concern

These consolidated financial statements are presented on the assumption that the Company continues as a going concern in accordance with Canadian generally accepted accounting principles (GAAP). The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is reasonable doubt about the appropriateness of using the going concern assumption because of the Company’s current liquidity position coupled with its expected operating cash flows. The Company must provide for annual interest payments of $110-$120 million to service existing indebtedness and is required to fund annual minimum capital expenditures of $60-$70 million.

The significant appreciation of the Canadian $ against the US $ over the past several years and the higher energy costs have led to reduced operating margins for the Company, and for the Canadian forest products industry in general. As well, the Company’s financial performance continues to be negatively impacted by tariffs on lumber shipped to the US. This erosion of competitive position has led to the closure of several operations. The Company is exploring strategic alternatives to improve its capital structure and enhance liquidity. Strategic alternatives under consideration include non-core asset sales, cost reduction initiatives, refinancing or repayment of debt and issuance of new debt or equity. The review of strategic alternatives is being undertaken by Tembec’s management and is being overseen by the Special Committee for Strategic Purposes and the Board of Directors. External financial advisors have been retained to assist in the process.

These financial statements assume the realization of assets and the settlement of liabilities in the normal course of business. If the going concern basis were not appropriate for these financial statements, adjustments would have to be made to the carrying value of assets and liabilities, reported revenues and expenses and balance sheet classifications.

2.     Significant accounting policies

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian GAAP using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 30, 2006.

Changes in accounting policies

The Company changed retroactively its accounting policy relating to the evaluation of misstatements in its financial statements in accordance with Section 1506, Accounting Changes of the Canadian Institute of Chartered Accountants (CICA) Handbook. The Company applied a methodology consistent with that of the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 108 ("SAB 108"), Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. The Company will now quantify the effect of prior-year misstatement on the current-year financial statements, assessing their impact on both the financial position and results of operations of the Company and evaluating the materiality of misstatements quantified on the above in light of quantitative and qualitative factors. Accordingly, the Company adjusted its consolidated balance sheet as at September 24, 2005, and increased its closing retained earnings in 2005 and 2006 in the consolidated statements of retained earnings (deficit) by $15 million and $27 million respectively. There was no impact on the consolidated statements of operations and cash flows nor on the earnings (loss) per share for the year ended September 29, 2007. The adjustments related to misstatements which arose mainly in 2006 and in prior years. As at September 24, 2005, the cumulative effect of this accounting change relating to the fiscal years 2001 to 2005, was a decrease in accumulated depreciation of $22 million, an increase in the future income tax liability of $7 million and an increase in retained earnings of $15 million. For fiscal 2006, the depreciation expense declined by $5 million, the income tax recovery increased by $7 million and the net loss decreased by $12 million.

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

2.     Significant accounting policies (continued)

Effective October 1, 2006, the Company adopted the new recommendations of the CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. The Company’s investments consist mainly of equity investments which are excluded from the recommendations of this standard and of loans receivable which are classified as loans and receivables. Bank indebtedness, operating bank loans, accounts payable and accrued charges, long-term debt, including interest payable, and redeemable preferred shares are classified as other liabilities, all of which are measured at amortized cost. The Company has elected to measure all derivatives and embedded derivatives at fair value and the Company has maintained its policy not to use hedge accounting.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. As a result of the application of Section 3855, unamortized financing costs of $3 million ($7 million – September 2006), previously recorded in other assets, have been reclassified against long-term debt. Previously recorded cumulative translation adjustment on self-sustaining operations is now presented in Accumulated other comprehensive income. The adoption of these new standards had no impact on the Company’s deficit position as at October 1, 2006.

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

2.     Significant accounting policies (continued)

Carrying value and fair value of financial assets and liabilities are summarized as follows:

Classification	Carrying value	Fair value
Held-for-trading	$ 14	$ 14
Loans and receivables	380	380
Held-to-maturity	-	-
Available-for-sale	-	-
Other liabilities	1,838	1,120

Effective October 1, 2006, the Company applied the accounting treatment prescribed by emerging issues committee ("EIC") EIC-162 of the CICA Handbook with respect to stock-based compensation for employees eligible to retire before the vesting date. EIC-162 provides guidance to determine compensation costs attributable to a stock-based award under a compensation plan that contains a provision that allows an employee to continue vesting after the employee has retired. The application of EIC-162 had no impact on the financial statements of the Company.

Business of the Company

The Company operates an integrated forest products business. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental, safety and other key criteria. The Forest Products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The Paper segment consists primarily of production and sales of newsprint and bleached board. The Chemicals segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in the annual audited consolidated financial statements.

Prior to the June 2007 quarter, the Company allocated corporate general and administrative expenses to each business segment based on the dollar value of their total sales. The Company has discontinued this practice and has added a "Corporate and Other" category to the segment information tables included in its financial statements. Prior period segment information in the financial statements has also been restated to conform with this change in presentation. It is the Company’s view that providing separate disclosure of corporate general and administrative expenses will be useful to financial statement users and will allow more accurate segment performance comparison with other forest products companies.

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

3.     Discontinued operations

In July 2007, the Company indefinitely idled its coated paper facility in St. Francisville, Louisiana. Despite efforts to restructure the operation, the mill’s financial performance remained relatively poor. As a result of the change in circumstances, the Company recorded an asset impairment charge of $173 million in the June 2007 quarter. The Company has not identified a feasible restructuring plan to resume operations at the facility. As well, the Company has retained the services of an outside party to actively seek the sale of the site. As this operation is the only coated paper facility owned by the Company, its financial results have been reclassified as discontinued operations. Comparative figures have also been reclassified to exclude the coated paper results from the Company’s continuing operations.

Condensed earnings from discontinued operations related to the St. Francisville facility are as follows:

	Quarters		Years
	2007	2006	2007	2006
Sales	$ 27	$ 82	$ 249	$ 316
Operating loss	(5)	-	(206)	(43)
Financing Expenses	(5)	1	(7)	5
Loss from discontinued operations	-	(1)	(199)	(48)
Loss per common share from discontinued operations	$ -	$ (0.01)	$ (2.33)	$ (0.56)

Condensed cash flows from discontinued operations are as follows:

	Quarters		Years
	2007	2006	2007	2006
Cash flows from operating activities	$ (5)	$ 3	$ (22)	$ (24)
Cash flows from investing activities	-	-	(4)	(4)
Cash flows generated (used) by discontinued operations	$ (5)	$ 3	$ (26)	$ (28)

On February 27, 2006, the Company completed the sale of its oriented strandboard (OSB) business located in Saint-Georges-de-Champlain, Quebec to a related party. The comparative financial results of the OSB operation have been reclassified as discontinued operations.

Condensed earnings from discontinued operations related to the OSB are as follows for the quarter and year ended September 30, 2006:

	Quarter	Year
Sales	$ -	$ 38
Operating profit	-	7
Income taxes	-	19
Earnings from discontinued operations	-	51
Earnings per common share from discontinued operations	$ -	$ 0.60

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

3.     Discontinued operations (continued)

Condensed cash flows from discontinued operations are as follows for the quarter and year ended September 30, 2006:

	Quarter	Year
Cash flows from operating activities	$ -	$ 10
Cash flows from investing activities	-	81
Cash flows generated by discontinued operations	$ -	$ 91

4.     Long-term debt

.			Sept. 29,	Sept. 30,
		Maturity	2007	2006
	Tembec Inc. - 6% unsecured notes	09/2009	$ 20	$ 24
	Tembec Industries - US$350 million 8.625% unsecured senior notes	06/2009	348	391
	Tembec Industries - US$500 million 8.5% unsecured senior notes	02/2011	498	559
	Tembec Industries - US$350 million 7.75% unsecured senior notes	03/2012	348	391
	Tembec SAS	12/2013	20	10
	Tembec Envirofinance SAS	06/2017	32	21
	Tembec Energie SAS	12/2014	10	-
	Proportionate share - Marathon (50%)	03/2006	7	10
	Proportionate share - Temlam (50%)	06/2015	39	40
	Other	Various	21	15
			1,343	1,461
	Less current portion		26	21
	Less unamortized financing costs		3	7

			$ 1,314	$ 1,433

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

5.     Share capital

The following table provides the reconciliation between basic and diluted loss per share:

	Quarters		Years
	2007	2006	2007	2006
Net earnings (loss) from continuing operations	$ 22	$ (51)	$ 150	$ (295)
Net earnings (loss)	$ 22	$ (52)	$ (49)	$ (292)
Weighted average number of common
shares outstanding	85,616,232	85,616,232	85,616,232	85,616,232
Dilutive effects:
Employees stock options	218,193	88,375	197,011	67,092
Weighted average number of diluted common
shares outstanding	85,834,425	85,704,607	85,813,243	85,683,324
Basic and diluted earnings (loss) per share
from continuing operations	$ 0.25	$ (0.61)	$ 1.75	$ (3.45)
Basic and diluted earnings (loss) per share	$ 0.25	$ (0.62)	$ (0.58)	$ (3.41)

The diluted loss per share is the same as the basic loss per share as the dilutive factors result in a decrease in the loss per share. In the case of diluted earnings per share, the diluting factors are not significant enough to effect a decrease in the earnings per share.

Under the Long-Term Incentive Plan, the Company may, from time to time, grant options to its employees. The plan provides for the issuance of common shares at an exercise price equal to the market price of the Company’s common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue. For the twelve-month period ending September 29, 2007, the Company had not granted any options (December 2005 – 634,741 stock options at $2.15; March 2006 – 439,800 stock options at $0.97). The compensation expense recorded was not significant.

The fair value of options granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

September 30, 2006
Dividend Yield	0.0%
Volatility	37.6%
Risk-free interest rate	3.9%
Expected option lives (in years)	7.5
Weighted average fair value of options granted	$ 0.64

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

5.     Share capital (continued)

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the period.

		2007		2006
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price
Balance, beginning of fiscal year	4,829,239	$ 7.35	4,129,253	$ 9.00
Options granted	-	-	634,741	2.15
Options expired	(102,202)	5.62	(43,900)	11.94
Balance, end of December	4,727,037	7.38	4,720,094	8.05
Options granted	-	-	439,800	0.97
Options expired	(62,269)	10.94	(140,686)	10.49
Balance, end of March	4,664,768	7.34	5,019,208	7.36
Options granted	-	-	-	-
Options expired	(317,623)	6.54	(105,480)	9.28
Balance, end of June	4,347,145	$ 7.40	4,913,728	$ 7.32
Options granted	-	-	-	-
Options expired	(679,126)	13.44	(84,489)	5.94
Balance, end of September	3,668,019	$ 6.28	4,829,239	$ 7.35

6.     Lumber duties and export taxes

Effective October 12, 2006, the Governments of Canada and the United States implemented an agreement for the settlement of the softwood lumber dispute. The Softwood Lumber Agreement ("SLA") requires that an export tax be collected by the Government of Canada, which is based on the price and volume of lumber shipped. The SLA had an effective date of October 12, 2006, at which time the U.S. Department of Commerce ("USDOC") revoked all existing countervailing and antidumping duty orders on softwood lumber shipped to the U.S. from Canada.

7.     Other items

2007

Restructuring and asset impairment charges:

During the June 2007 quarter, the Company recorded a loss of $1 million related to other assets valuation with respect to its interest in a pine lumber business in Chile.

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

7.     Other items (continued)

During the December 2006 quarter, the Company announced the permanent closure of the Smooth Rock Falls, Ontario, pulp mill. The facility had been idled since the end of July 2006. The Company recorded a charge of $29 million relating to special termination pension benefits, severance and other relating items.

Recovery of lumber duties:

During the December 2006 quarter, the Company recorded net proceeds of $238 million pertaining to the recovery of lumber duties on deposit with the USDOC that had accumulated since May 2002. The amount received by the Company corresponds to approximately 82% of the total amount deposited. In addition, the Company received a further $30 million, which corresponds to approximately 82% of the interest accrued on the deposits since May 2002. This latter amount was recorded as interest income.

Gain on land sales and other:

The Company completed the sale of a number of land and other properties and recorded a net gain of $1 million in the September 2007 quarter, $1 million in the June 2007 quarter, $4 million in the March 2007 quarter, and $8 million in the December 2006 quarter.

During the September 2007 quarter, the Company recorded a net gain of $2 million on the sale of the Davidson, Quebec, sawmill, which had been closed in the June 2005 quarter.

During the June 2007 quarter, the Company recorded a net gain of $1 million on the sale of the Saint-Raymond paper mill, which had been closed during the June 2005 quarter. As a result of the sale, the balance of $2 million of mill closure provisions was also reversed.

During the December 2006 quarter, the Company completed the sale of its small pine lumber operation located in Brassac, France. The transaction had no significant effect on the Company’s financial statements.

2006

Restructuring and asset impairment charges:

During the September 2006 quarter, the Company commenced a process to dispose of a small pine lumber operation located in Brassac, France, and two international sales offices located in Ireland and in the United States. Net assets of $8 million have been reclassified in other assets as held for sale. An impairment charge of $4 million was recorded to adjust the net assets to fair value. The Company also recorded a non-cash charge of $1 million relating to the write down of its investment in a Chilean lumber operation.

Also, during the September 2006 quarter, the Company incurred a charge of $9 million relating to the reduction in carrying value of the spare parts inventory at the Smooth Rock Falls, Ontario, pulp mill. The mill was idled indefinitely at the end of July 2006. The curtailment also resulted in a further charge of $5 million relating to the reduction of the unamortized past-service pension costs.

During the March 2006 quarter, the Company recognized an impairment charge of $169 million related to the property, plant and equipment of the Smooth Rock Falls, Ontario, pulp mill as the majority of its long-lived assets are no longer recoverable and exceed their fair value. Gain on sale of other assets:

Gain on sale of other assets:

During the September 2006 quarter, the Company completed the sale of the remaining assets of the remanufacturing facility, which had been permanently closed during the June 2005 quarter. The Company recorded a gain of $1 million in respect to this transaction.

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

7.     Other items (continued)

During the June 2006 quarter, the Company’s joint venture Temlam Inc. completed the sale of its metal plates and webs operations located in Bolton, Ontario. Based on the Company’s 50% ownership, consideration received amounted to $11 million including net working capital of $2 million. As a result of this transaction, the Company recorded a gain of $5 million.

The following table provides an analysis of the other items by business segment:

				2007
	Forest
	products	Pulp	Paper	Consolidated
Other assets	(1)	-	(3)	(4)
Lumber duties	(238)	-	-	(238)
Pensions	-	17	-	17
Gain on land sales	(14)	-	-	(14)
Severance, other labour-related and idling costs	-	12	-	12
	$ (253)	$ 29	$ (3)	$ (227)

			2006
	Forest
	products	Pulp	Consolidated
Fixed assets write-down	$ 2	$ 169	$ 171
Other assets	3	9	12
Pensions	-	5	5
Gain on sale of assets	(6)	-	(6)
	$ (1)	$ 183	$ 182

The following table provides the reconciliation components of the mill closure provisions:

	Quarters		Years
	2007	2006	2007	2006
Opening balance	$ 6	$ 9	$ 9	$ 19
Adjustment related to discontinued operations	(2)	(3)	(3)	(5)
Adjusted opening balance	4	6	6	14
Additions: Severance and other labour-related costs	-	-	10	-
Idling and other costs	-	-	2	-
Reversal of mill closure provisions	-	-	(2)	-
Payments: Severance and other labour-related costs	-	-	(10)	(4)
Idling and other costs	-	-	(2)	(4)
Ending balance	$ 4	$ 6	$ 4	$ 6

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

8.     Interest, foreign exchange, and other

	Quarters		Years
	2007	2006	2007	2006
Interest on long-term debt	$ 28	$ 29	$ 117	$ 119
Interest on short-term debt	1	5	8	15
Interest income - lumber duties	-	-	(30)	-
Interest income - other	-	(2)	(7)	(7)
Investment income	-	-	-	(2)
Interest capitalized on construction projects	-	(1)	-	(3)
	29	31	88	122
Amortization of deferred financing costs	1	1	5	5
Amortization of deferred gain on foreign exchange contract	-	-	-	(38)
Derivative financial instruments loss (gain)	(1)	1	(1)	-
Loss (gain) on consolidation of foreign integrated subsidiaries	(5)	1	(6)	1
Other foreign exchange items	17	1	25	9
Bank charges and other financing expenses	2	2	7	7
	14	6	30	(16)
	$ 43	$ 37	$ 118	$ 106

9.     Income Taxes

	Quarters		Years
	2007	2006	2007	2006
Earnings (loss) from continuing operations before income taxes
and share in earnings of a related company	$ 25	$ (63)	$ 150	$ (367)
Income taxes based on combined federal and provincial
income tax rates of 33.3% (2006 - 33.3%)	9	(22)	50	(123)
Decrease (increase) resulting from:
Future income taxes adjustment due to rate enactments	-	-	1	3
Change in valuation allowance	11	13	(20)	67
Rate differential between jurisdictions	(3)	(2)	(10)	(8)
Non taxable portion of exchange gain
on long-term debt	(11)	(1)	(21)	(9)
Non deductible loss on consolidation
of foreign integrated subsidiaries	-	1	1	1
Other permanent differences	(3)	1	-	(3)
Large corporations tax	-	(1)	-	-
	(6)	11	(49)	51
Income taxes expense (recovery)	$ 3	$ (11)	$ 1	$ (72)
Income taxes:
Current	(7)	1	27	(1)
Future	10	(12)	(26)	(71)
Income taxes expense (recovery)	$ 3	$ (11)	$ 1	$ (72)

TEMBEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

10.   Employee Future Benefits

The following table presents the Company’s future benefit costs:

	Quarters		Years
	2007	2006	2007	2006
Defined benefit pension plans	$ 5	$ 9	$ 21	$ 37
Other employee future benefit plans	1	1	5	9
Defined contribution and other retirement plans	3	3	12	13
	9	13	38	59

Portion included in Restructuring charge - mill closure (note 7)	-	-	17	-
	$ 9	$ 13	$ 55	$ 59

11.   Subsequent Events

On September 30, 2007, the Aditya Birla Group purchased additional equity of AV Cell Inc. As the Company did not purchase additional equity, the percentage ownership of the Aditya Birla Group increased from 50% to 75% and the Company’s ownership declined from 50% to 25%. As a result, a gain of approximately $3 million will be recorded in the quarter ending December 29, 2007, to reflect the Company’s reduced participation in the joint venture. The Company will also cease applying the proportionate consolidation method to its investment in AV Cell Inc. and will begin applying the equity method.

On October 11, 2007, the Company announced the sale of approximately 345 hectares of land located in British Columbia for gross proceeds of $17 million. As a result of the sale, a gain of $16 million will be recorded in the quarter ending December 29, 2007.

12.   Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.